UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K     ☐ Form 11-K     ☐ Form 20-F      Form 10-Q     ☐Form N-SAR

For Period Ended:	December 31, 2004

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K	☐ Transition Report on Form CSR

For the Transition Period Ended:

      Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant	Comstock Resources, Inc.

Former name if applicable

Address of principal executive office (Street and number)

5300 Town and Country Blvd., Suite 500

City, state and zip code	Frisco, Texas 75034

PART II
RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant has encountered unanticipated delays in completing the evaluation and testing of its internal controls in compliance with Section 404 of the Sarbanes-Oxley Act of 2002. These delays have also caused delays in the independent public accountant’s completion of the audits of the Registrant’s financial statements and internal controls over financial reporting for the year ended December 31, 2004. As a result of these delays and the complex nature of the new requirements under Section 404, the Registrant is unable to complete and file the 2004 Annual Report on Form 10-K by the prescribed filing date without unreasonable effort and expense. The Registrant expects to file its Form 10-K within fifteen calendar days after the filing deadline.

SEC File Number: 001-03262

CUSIP Number: 205768203

PART IV
OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

Roland O. Burns	(972)	668-8800

(Name)	(Area Code)	(Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Comstock Resources, Inc.

(Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 16, 2005	By:	/s/ Roland O. Burns

Roland O. Burns
Senior Vice President, Chief Financial Officer and Secretary